UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 19 )*

                              FIFTH DIMENSION INC.
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                                (Name of Issuer)


                     Common Stock, $.50 Par Value Per Share
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                         (Title of Class of Securities)


                                  316711-10-0
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                                 (CUSIP Number)


    Edward M. Gilbert, 330 Garfield Street, #200, Santa Fe, New Mexico 87501
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 29, 1997
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            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP No. 316711-10-0
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Edward M. Gilbert  ###-##-####
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2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
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3     SEC Use Only

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4     Source of Funds*

      PF, RETIREMENT ACCOUNT
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5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item
      2(d) or 2(e) |_|

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6     Citizenship or Place of Organization

      USA
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                  7     Sole Voting Power
  Number of
   Shares               417,130 SHARES (SEE ITEM 5 ATTACHED HERETO)
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0 SHARES (SEE ITEM 5 ATTACHED HERETO)
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        417,130 SHARES (SEE ITEM 5 ATTACHED HERETO)
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0 SHARES (SEE ITEM 5 ATTACHED HERETO)
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11    Aggregate Amount Beneficially Owned by Each Reporting Person

      417,130 SHARES (SEE ITEM 5 ATTACHED HERETO)
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12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|


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13    Percent of Class Represented By Amount in Row (11)

      38.1% (SEE ITEM 5 ATTACHED HERETO)
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14    Type of Reporting Person*

      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               page 3 of 4 pages

Item 1. Security and Issuer

     This statement relates to the Common Stock, $.33-1/3 par value of the Issuer, Fifth Dimension, Inc., a New Jersey Corporation, (the "Common Stock"). The Issuer's principal executive offices are located at: 801 New York Avenue, Trenton, New Jersey 08638-3982.

Item 3. Source and Amount of Funds or Other Consideration

     The total purchase price of the 417,130 shares of Common Stock reported in this statement was $998,572.14. The source of these funds was $218,346.20 from Edward Gilbert's retirement account, and $780,225.94 from Mr. Gilbert's personal funds.

     The increased cost of the shares of common stock in the amount of $17,824 reflects Mr. Gilbert's purchase price of an aggregate of 12,400 shares of the Common Stock all in market transactions for the price, plus commissions set forth below. The increased cost was paid by Mr. Gilbert from his personal funds and retirement account set forth below:

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  Date      Number    Price Per  Purchase                  Total         Source
Purchased  of Shares    Share      Price    Commission  Consideration   of Funds
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11-30-97     1,200      $1.88     2,250.00     $0.00       2,250.00        IRA
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1-13-97      8,200       1.27    11,049.00      0.00      11,049.00         PF
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1-29-97      1,000       1.75     1,750.00     60.00       1,810.00         PF
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1-29-97      1,500       1.75     2,625.00     90.00       2,175.00         PF
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TOTAL       12,400      $1.43   $17,674.00   $150.00     $17,824.00
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Item 5. Interest in Securities of the Issuer

     (a) Mr. Gilbert beneficially owns 417,130 shares of Common Stock which constitutes 38.1% of the shares of Common Stock outstanding (exclusive of treasury shares) at January 29, 1997.

                                                               page 4 of 4 pages

Mr. Gilbert has the sole power to vote and the sole power to dispose of all of these shares.

     (b) The following are the details of the filing of Schedule 13D and amendments thereto by Edward Gilbert with respect to the Common Stock:

Filing                     Date Filed                    Filer
------                     ----------                    -----
Schedule 13D               Apr. 10, 1991                 Edward and Gail Gilbert
Amendment # 1              Aug. 23, 1991                 Edward and Gail Gilbert
Amendment # 2              Sept. 30, 1991                Edward and Gail Gilbert
Amendment # 3              Jan. 16, 1992                 Edward Gilbert
Amendment # 4              June 30, 1992                 Edward Gilbert
Amendment # 5              Jan. 11, 1993                 Edward Gilbert
Amendment # 6              May 21, 1993                  Edward Gilbert
Amendment # 7              July 14, 1993                 Edward Gilbert
Amendment # 8              Nov. 2, 1993                  Edward Gilbert
Amendment # 9              Dec. 2, 1993                  Edward Gilbert
Amendment # 10             Dec. 18, 1993                 Edward Gilbert
Amendment # 11             Feb. 16, 1994                 Edward Gilbert
Amendment # 12             June 24, 1994                 Edward Gilbert
Amendment # 13             Oct. 25, 1994                 Edward Gilbert
Amendment # 14             March 31, 1995                Edward Gilbert
Amendment # 15             May 19, 1995                  Edward Gilbert
Amendment # 16             Jan. 17, 1996                 Edward Gilbert
Amendment # 17             May 1, 1996                   Edward Gilbert
Amendment # 18             Dec. 16, 1996                 Edward Gilbert

     During the past sixty (60) days, no transactions in the Common Stock were effected by Edward Gilbert, except as described in Item 3 above.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


________________________                    /s/ Edward M. Gilbert
Date                                        ------------------------------
                                            Edward M. Gilbert